Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
STRONG 2006 GROWTH
All dollar references are in U.S. dollars unless noted otherwise
NEW YORK, February 9, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $135 million or $0.56 per diluted share and funds from operations (“FFO”) of $443 million or $1.87 per diluted share for the year ended December 31, 2006.
After leasing 6.2 million square feet during 2006, Brookfield Properties’ portfolio-wide occupancy rate finished the year at 95.1%.
FINANCIAL RESULTS

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions, except per
share information)	2006	2005	2006	2005

Net income	$21	$47	$135	$164
— per diluted share	$0.08	$0.20	$0.56	$0.69

Funds from operations before special fees	$125	$108	$443	$405
— per diluted share	$0.52	$0.46	$1.87	$1.72
Funds from operations	$125	$138	$443	$435
— per diluted share	$0.52	$0.59	$1.87	$1.85

Net income for the year ended December 31, 2006 was $135 million or $0.56 per diluted share compared to $164 million or $0.69 per diluted share in 2005. The 2006 results included a one-time non-cash adjustment for a change in the Canadian corporate tax rate of approximately C$18 million or $0.07 per diluted share, as well as a significant increase in depreciation and amortization with the acquisition of the Trizec portfolio. Funds from operations for the year ended December 31, 2006 increased 9% to $443 million or $1.87 per diluted share compared to $405 million or $1.72 per diluted share in 2005. The comparable 2005 amount represents the $1.85 of funds from operations recorded last year less $30 million or $0.13 per share of special fees received.

Net income for the three months ended December 31, 2006 totaled $21 million or $0.08 per diluted share compared to $47 million or $0.20 per diluted share during the same period in 2005. For the three months ended December 31, 2006, funds from operations totaled $125 million or $0.52 per diluted share up from $108 million or $0.46 per diluted share during the same period in 2005. The comparable 2005 amount represents the $0.59 of funds from operations recorded last year less $30 million or $0.13 per share of special fees received.
Commercial property net operating income for the year was $840 million compared to $674 million in 2005 and $313 million for the fourth quarter of 2006, up from $190 million during the same period in 2005. This increase was due to the contribution from the O&Y and Trizec portfolio acquisitions, which were completed in the fourth quarters of 2005 and 2006, respectively.
Residential development operations contributed $144 million of net operating income in 2006, a significant increase over the $106 million contributed in 2005. This operation’s net operating income has continued to increase since the beginning of 2005 as the company’s Alberta operations benefited from the continued expansion of activity in the oil and gas industry in that province.
STOCK SPLIT
On February 7, 2007, the Board of Directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield Properties common share for each two common shares held. Fractional shares will be paid in cash at the prevailing market price. The stock dividend will be payable on March 30, 2007 to shareholders of record at the close of business on March 15, 2007.
Brookfield Properties is undertaking the stock split to ensure its shares remain accessible to individual shareholders, and to further enhance the liquidity of the company’s shares. The dividend will have no unfavorable tax consequences in the United States or in Canada, and will not dilute shareholders’ equity.
SIGNIFICANT EVENTS OF THE FOURTH QUARTER
Completed the acquisition of Trizec, adding approximately 29 million square feet of premiere office properties and infrastructure to the company’s portfolio, expanding the company’s presence in New York and Washington, D.C., and adding the new markets of Houston and Los Angeles. These markets are consistent with Brookfield Properties’ strategy to invest in cities with strong financial services, government and energy sector tenants. Brookfield Properties provided 45% of the equity for the approximate $7.5 billion acquisition, which was acquired in Brookfield Properties’ U.S. Office Fund and with a joint venture partner.
Raised $1.25 billion of equity in a secondary offering of common shares. The proceeds from this offering were used to repay outstanding indebtedness taken on to finance the company’s $857 million equity investment in its U.S. Office Fund, created to invest in the acquisition of Trizec, and the repayment of lines of credit to ensure the company is in a position to acquire further assets should opportunities of interest become available.
Acquired a 100% interest in the Herald block in downtown Calgary for C$45 million. One of Calgary’s premier downtown development sites, the property is nearly 66,000 square feet in area with development density for approximately 1.1 million square feet of office space. The Herald site is at the center of Calgary’s downtown core and is within one block of each of Brookfield Properties’ core office assets, Fifth Avenue Place, Petro-Canada Centre and Bankers Hall. The site currently contains four small buildings totaling 130,000 square feet of rentable area as well as underground parking and a small surface parking lot with excellent access to public transportation via the adjacent LRT line.
Broke ground on the 77 K Street development in Washington, D.C. The building will be an 11-story, state-of-the-art, Class A office property featuring dramatic views of the U.S. Capitol. The building is adjacent to Union Station, Washington’s main commuter hub, and the District’s busiest Metro station. The total project cost is estimated to be $125 million or $390 per square foot. The project is structured as a 50-50 joint venture between Brookfield Properties and ING Clarion with Brookfield Properties acting as general partner and development manager. Upon completion, which is expected in 2008, the building will be managed by Brookfield Properties.
Signed 3.1 million square feet of leases including an early renewal with the Public Works (Federal Government of Canada) for 926,000 square feet at Place de Ville I and II in Ottawa and a new lease with EnCana Oil & Gas for 453,000 square feet at Republic Plaza, Denver.
Fully pre-leased Bankers Court development. Subsequent to the year-end, Compton Petroleum Corporation, an Alberta-based public oil and gas company, leased an additional 22,000 square feet at Bankers Court development project for a ten-year term, bringing office occupancy in Bankers Court to 100%. Compton will occupy a total of 152,000 square feet on floors 3 through 9, and Fraser Milner Casgrain, a national Canadian law firm, will occupy 101,000 square feet on floors 10 through 15 when the building opens in 2008.
OUTLOOK
“Coming off a solid fourth quarter of office leasing and a strong performance from our residential division, we remain excited about the future,” stated Ric Clark, President & CEO of Brookfield Properties Corporation. “Brookfield Properties will continue to be an active participant in the next exciting phase of the real estate cycle given our strong balance sheet, proven acquisitions strategy and over 17 million square foot office development pipeline.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s final prospectus dated December 14, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.19 per share payable on March 30, 2007 to shareholders of record at the close of business on March 1, 2007. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on March 30, 2007 to shareholders of record at the close of business on March 15, 2007.
Conference Call
Brookfield Properties’ 2006 year-end investor conference call can be accessed by teleconference on Friday, February 9, 2007 at 11:00 a.m. Eastern time at 866-578-5747; pass code 92450931. The call will be archived through March 11, 2007 by dialing 888-286-8010, pass code 46391385. The conference call is also being Webcast at www.brookfieldproperties.com.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 116 properties totaling 76 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	December 31, 2006	December 31, 2005

Assets
Commercial properties	$15,287	$7,430
Commercial developments	735	224
Residential developments	706	391
Receivables and other	974	830
Intangible assets	853	125
Restricted cash and deposits	507	316
Cash and cash equivalents	188	64
Marketable securities	—	58
Assets held for sale(i)	64	75

	$19,314	$9,513

Liabilities
Commercial property debt	$11,185	$5,216
Accounts payable and other liabilities	923	500
Intangible liabilities	919	126
Future income tax liability	584	188
Liabilities related to assets held for sale(ii)	36	51
Capital securities — corporate	1,093	1,101
Capital securities — fund subsidiaries	803	__
Non-controlling interests — fund subsidiaries	266	__
Non-controlling interests — other subsidiaries	67	59
Preferred equity — subsidiaries	326	329

Shareholders’ equity Preferred equity — corporate	45	45
Common equity	3,067	1,898

	$19,314	$9,513

(i)	Includes $61 million of commercial properties and $3 million of other assets related to assets held for sale at December 31, 2006 (December 31, 2005 — $75 million and nil, respectively).

(ii)	Includes $34 million of commercial property debt and $2 million of other liabilities associated with liabilities related to assets held for sale at December 31, 2006 (December 31, 2005 — $51 million and nil, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$680	$469	$1,923	$1,529

Net operating income
Commercial property operations	313	190	840	674
Residential development operations	51	45	144	106
Interest and other	14	6	44	37

	378	241	1,028	817
Expenses
Interest	207	85	483	327
General and administrative	23	15	67	48
Transaction costs	15	—	15	__
Fund interests	(33)	—	(33)	__
Non-controlling interests	4	4	21	16
Depreciation and amortization	136	46	281	161
Future income taxes	4	42	91	103

Net income from continuing operations	$22	$49	$103	$162

Discontinued operations	(1)	(2)	32	2

Net income	$21	$47	$135	$164

Net income per share — diluted
Continuing operations	$0.08	$0.21	$0.42	$0.68
Discontinued operations	—	(0.01)	0.14	0.01

	$0.08	$0.20	$0.56	$0.69

Funds from operations per share — diluted
Continuing operations	$0.51	$0.59	$1.84	$1.81
Discontinued operations	0.01	—	0.03	0.04
Property disposition gains	—		0.19	—

	$0.52	$0.59	$2.06	$1.85

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2006	2005	2006	2005

Net income	$21	$47	$135	$164
Depreciation and amortization(i)	137	49	284	168
Future income taxes(ii)	6	42	107	103
Non-cash component of fund interests	(45)	—	(45)	—

Funds from operations and gains	$119	$138	$481	$435
Transaction costs	15	—	15	—
Non-controlling interests in transaction costs(iii)	(9)	—	(9)	—
Property disposition gains	—	—	(44)	—

Funds from operations	$125	$138	$443	$435

(i)	Includes depreciation and amortization from discontinued operations of $1 million and $3 million for the three and twelve months ended December 31, 2006, respectively (2005- $3 million and $7 million, respectively).

(ii)	Includes future income taxes from discontinued operations of $2 million and $16 million for the three and twelve months ended December 31, 2006, respectively (2005 — nil and nil, respectively).

(iii)	Represents non-controlling interest in transaction costs which have been added back to net income. These costs included merger integration costs and employee transition costs. Net of non-controlling interests, Brookfield Properties’ share of these costs was $6 million.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions except per share amounts)	2006	2005	2006	2005

Funds from operations	$125	$138	$443	$435
Preferred share dividends	(1)	—	(3)	(2)

Funds available to common shareholders	$124	$138	$440	$433

Weighted average shares outstanding	241.1	233.6	235.3	234.2
Funds from operations per share	$0.52	$0.59	$1.87	$1.85

DISCONTINUED OPERATIONS

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions except per share amounts)	2006	2005	2006	2005

Property disposition gains	—	—	$44	—
Revenue	4	9	20	34
Operating expenses	(2)	(5)	(10)	(17)

	2	4	54	17
Interest expense	—	(3)	(3)	(8)

Funds from discontinued operations and gains	2	1	51	9
Depreciation and amortization	(1)	(3)	(3)	(7)
Future income taxes	(2)	—	(16)	—
Discontinued operations	(1)	(2)	32	2

Net income per share — discontinued operations	—	$(0.01)	$0.14	$0.01

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2006	2005	2006	2005

Revenue from continuing operations	$496	$269	$1,382	$1,051
Recurring fee income	12	6	32	22
Non-recurring fee income	—	30	5	30

Total commercial property revenue	508	305	$1,419	$1,103
Operating expenses	(195)	(115)	(579)	(429)

Net operating income	$313	$190	$840	$674

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2006	2005	2006	2005

Revenue	$158	$158	$460	$389
Operating expenses	(107)	(113)	(316)	(283)

Net operating income	$51	$45	$144	$106

FUND INTERESTS

	Three months and year ended Dec. 31
(US Millions)	2006	2005

Interest on debt securities	$7	—
Interest on redeemable equity interests	4	—
Non-controlling interests	1	—

	12	—
Non-cash component of fund interests	(45)	—

Total fund interests expense	$(33)	—